DM

FORM 2290.1SSE — 17A

18004822

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SEC
SEC MAIL PROCESSING
Received

MAR 0 1 2018

WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49571

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** (MM/DD/YY) AND ENDING **12/31/2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Santander Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Morrissey Boulevard Mail Code: MA1-MB2-03-17
(No. and street)

Dorchester	**MA**	**02125**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Snyder **617-379-4162**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

254 Muñoz Rivera Ave.	**San Juan**	**PR**	**00918**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

Santander Securities

OATH OR AFFIRMATION

I, Jonathan Snyder, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2017, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer

Signature

2/22/18

Date

CFO

Title

Notary Public

KRISTEN BERGHAN
Notary Public, Commonwealth of Massachu
My Commission Expires March 16, 202

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Table of Contents
December 31, 2017

This report contains:

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Index
December 31, 2017

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC as of December 31, 2017, and the related statement of operations, statement of changes in member's equity and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 . The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including

its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 22, 2018

We have served as the Company's auditor since 2016.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E299577 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents (including $2,653,928 of deposits with affiliates)	$ 73,750,285
Deposit with clearing broker	100,000
Employee advances - Net of allowance for uncollectible amounts of $45,046	3,292,528
Receivables (including $15,618 from affiliates) - Net of allowance for uncollectible amounts of $72,792	627,275
Furniture, equipment and leasehold improvements - Net of accumulated depreciation of $1,483,117	484,468
Prepaid expenses	2,767,215
Total assets	$ 81,021,771
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $4,791,363 to affiliates)	$ 12,049,915
Accrued contingencies (Note 11)	50,135,918
Total liabilities	62,185,833
Member's equity	18,835,938
	$ 81,021,771

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Operations
Year Ended December 31, 2017

Revenues	
Commissions	$ 34,120,152
Investment advisory fees	6,838,613
Other income (including $308,317 with affiliates)	1,389,105
Total revenues	$ 42,347,871
Expenses	
Employee compensation and benefits (including $23,952,770 with affiliates)	36,664,581
Networking agreement expenses to affiliates	13,283,591
Occupancy and equipment (including $707,275 to affiliates)	3,417,103
Clearance fees	2,037,805
Communications	761,674
Arbitration, restitution and rescission expenses	28,744,527
Professional services (including $913,523 to affiliates)	1,811,069
Other operating expenses (including $25,825 to affiliates)	4,245,652
	90,966,003
Loss before provision for income taxes	(48,618,132)
Income tax expense	-
Net loss	$ (48,618,132)

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Statement of Changes in Member's Equity

Year Ended December 31, 2017

Member's equity at December 31, 2016	$ 28,454,070
Net loss	(48,618,132)
Member's contribution	39,000,000
Member's equity at December 31, 2017	$ 18,835,938

The accompanying notes are an integral part of these financial statements.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (48,618,132)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	150,985
Amortization of prepaid software	43,398
Amortization of employee advances	1,334,251
Retirement of furniture, equipment and leasehold improvements	1,015,000
Increase in Arbitration, restitution and rescission reserve	28,744,527
(Increase) decrease in operating assets	
Receivables	185,070
Employee advances	36,948
Other assets	(1,729,944)
Increase (decrease) in operating liabilities	
Arbitration, restitution and rescission payments	(18,615,974)
Accounts payable and accrued expenses	785,164
Net cash used in operating activities	(36,668,705)
Cash flows from investing activities	
Purchase of furniture, equipments and leasehold improvements	(849)
Net cash used by investing activities	(849)
Cash flows from financing activities	
Member's contribution	39,000,000
Net cash provided by financing activities	39,000,000
Net increase in cash and cash equivalents	2,330,446
Cash and cash equivalents	
Beginning of year	71,419,841
End of year	$ 73,750,287
Supplemental cash flows disclosures	
Interest paid during the year	$ 1,953

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC), a Puerto Rico entity, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company uses Pershing LLC as the clearing broker for all its brokerage transactions. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC.

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA, or "the parent company"), the parent of SSLLC and subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent"). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank's customers and others in eight states of the United States of America.

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish a U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result, during 2016 the Company's immediate parent company changed from Santander BanCorp in Puerto Rico to SHUSA.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry.

Summary of the Company's Significant Accounting Policies:

Estimates

In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. The most significant of such estimates is the Company's accrued arbitration expenses (note 11). Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Employee Advances
The Company makes advances to certain registered representatives as part of their contractual employment. The original contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Receivables
Accounts receivables are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

Furniture, Equipment, Leasehold Improvements, and Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Due From/to Clearing Broker
The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades.

Income Taxes
The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board, Accounting Standard Codification Topic 740, *Income Taxes*. Accordingly, the Company may report a liability for unrecognized tax benefits which resulted from uncertain tax

positions taken in a tax return, if any. Any associated interest and penalties, will be recognized in income tax expense.

Commissions
Commissions and related expenses are recorded on a trade-date bases as securities transactions occur.

Principal Transactions
Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. These securities mainly consist of mutual funds.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Interest Income
Interest income on securities is recognized under the interest rate method, which produces a constant yield over the term of each security.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

Accounting Developments
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU, as amended, requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment includes a five-step process to assist an entity in achieving the main principle(s) of revenue recognition under ASC 606. The amended standard will be effective for the Company for the first annual period beginning after December 15, 2017. It should be applied retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption.

For revenues in scope of the new standard, the Company evaluated contracts for potential accounting changes, such as timing differences and gross versus net reporting of revenues and expenses related to certain arrangements, such as investment advisory fees and commissions on investment advisory contracts. Changes in the timing of recording of certain incremental costs will result in an impact of $1,441,870 to the Company's Financial Statements. The Company expects to adopt this ASU in the first quarter of 2018 using a modified retrospective approach with expected adjustment to opening retained earnings as of January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires lessees to reflect virtually all leases on their balance sheet. The FASB's standard is effective for public companies, certain not-for-profits, and benefit plans for interim and annual reporting periods beginning after December 15, 2018 (private companies have an additional year). Entities are required to adopt the standard using a modified retrospective transition approach, which requires application of the new guidance at the beginning of the earliest comparative period presented in the

year of adoption. Early adoption is permitted. The Securities and Exchange Commission (SEC) Division of Trading and Markets staff issued a no-action letter that provides net capital relief related to implementing the new accounting guidance for operating leases for the net capital computation under Exchange Act Rule 15c3-1.The Company is currently assessing the impact that these ASUs will have on the SSLLC's financial statement.

In November 2016 the FASB issued an update to clarify the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company does not anticipate that the adoption of this guidance will have a material effect on its consolidated financial statements.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2017 evaluation, management has considered that the Company has incurred a net loss and has negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2017. .The Company's business purpose is to serve as an introducing broker dealer for customers of Santander BanCorp in Puerto Rico and Santander Bank NA, both of which are wholly owned subsidiaries of SHUSA.

The Company will continue as a going concern despite recurring losses which may impact SSLLC's capital, as SHUSA has agreed to provide the capital necessary to SSLLC to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2017 the Company received capital contributions of $39 million from the parent company.

4. Employee Advances

At December 31, 2017, employee advances amounted to $3,292,528, net of an allowance for uncollectible amount of $45,046. The Company recorded amortization expense during the year related to advances outstanding of $1,334,251 and collections from former employees amounting to $36,948.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2017, are as follows:

	Useful Life in years	Cost
Furniture and equipment	3	1,351,651
Leasehold improvements	10	615,994
Total furniture, equipment and leasehold improvements		1,967,645
Less: Accumulated depreciation and amortization		(1,483,177)
Furniture, equipment and leasehold improvements- net		$ 484,468

The estimated useful lives of furniture and equipment range between three and five years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

During 2017 wrote off a total of $1,015,000 furniture, fixtures, and equipment.

Depreciation expense recorded during the year ended December 31, 2017, amounted to approximately $150,984.

6. Receivable From Clearing Broker

Amounts receivable from and payable to the clearing broker at December 31, 2017 consist of the following:

Receivables	
Unsettled transactions	$ 1,232,846
Payables	
Unsettled transactions	$ (1,231,064)
Net Receivables	$ 1,782

7. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. During 2017, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in November 2019 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the gross revenues resulting from BSI customer referrals and will commence once SSLLC gross revenues exceeds the breakeven point as defined in the agreement. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or

expenses associated with SSLLC not complying with its duties. There were no referral fee expenses related to this agreement for the year ended December 31, 2017. As of March 31, 2017, SSLLC ceased to provide services to BSI customers. As such, the Company is in the process of negotiating a cancellation of this contract.

During 2017, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2022 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid on the basis of 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $13,283,591 related to the payments and $20,561,968 to employee compensation and benefits, totaling $33,845,559 for the year ended December 31, 2017 of which $4,341,584 remain payable as of December 31, 2017.

During 2017, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on September 1, 2022 and includes an indemnification clause where SSLLC will indemnify SBNA on the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $3,553,177 recorded in employee compensation and benefits for the year ended December 31, 2017 of which $441,000 remain payable as of December 31, 2017.

During 2017, SSLLC maintained a services agreement with BSPR to provide HR services, information technology, legal and accounting among others. The agreement ends on December 2018 and requires monthly payments of $45,918. Such agreement includes an indemnification clause where SSLLC will indemnify BSPR in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $551,016 recorded in professional services for the year ended December 31, 2017 of which no payable exists as of December 31, 2017.

During 2017, SSLLC maintained agreements with SHUSA, Inc. to provide HR support, payroll processing, HR data administration, benefit program administration and reporting ADP information to employees. These agreements end in December 2018 and require SSLLC to pay quarterly fees of $193 per employee for which SHUSA processes its payroll plus a quarterly fee of $32,400 for HR support. Expenses related to this agreement amounted to $174,376 recorded in professional services for the year ended December 31, 2017 of which no payable balance exists as of December 31, 2017.

During 2017, SSLLC maintained an agreement with Banco Santander Puerto Rico (BSPR) to lease part of its office space. This agreement ends in December 2018 and requires SSLLC to pay fixed monthly fees of $18,525 plus operating expenses. Expense related to this agreement amounted to $321,002 for occupancy and equipment for the year ended December 31, 2017 of which approximately $3,750 remain payable as of December 31, 2017.

During 2017, SSLLC maintained an agreement with Services and Promotions Miami LLC, an affiliate entity, to lease part of its office space. This agreement ends in December 2024 and

requires SSLLC to pay fixed monthly fees of $30,393, plus taxes and operating expenses. Expenses related to this agreement amounted to $412,098 for occupancy and equipment for the year ended December 31, 2017 of which no payable balance exists as of December 31, 2017.

During 2017, SSLLC maintained an agreement with BSI, to sublease part of its office space. This agreement ends in December 2024 and requires BSI to pay fixed monthly fees of $30,393, plus taxes and operating expenses. Sublease income related to this agreement amounted to $308,317 recorded in other income for the year ended December 31, 2017 of which no receivable balance exists as of December 31, 2017.

The Company paid $25,756 to other affiliates for other operational and consulting services during the year ended December 31, 2017of which $5,029 remain payable as of December 31, 2017.As of December 31, 2017, SSLLC maintained a time deposit for $500,000 with BSPR, with a maturity period of less than three months. Also, SSLLC maintained cash bank accounts with affiliates of $2,052,474 with BSPR, and $101,454 with SBNA.

8. Income Taxes

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 39%.

The Company is also subject to federal income and state tax on its U.S. source income. However, the Company had a net taxable loss in U.S. federal and state source income during the period ended December 31, 2017.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized. At December 31, 2017, the Company has recognized a deferred tax asset and a valuation allowance amounting to $67,800,133 related to its operations as follows:

Deferred tax assets	
Net operating loss carry-forward from PR operations	$ 41,307,524
Net operating loss carry-forward from US operations	6,692,382
Accrued expenses	19,800,211
Other	17
	67,800,134
Less: Valuation allowance	(67,800,134)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management's evaluation. After weighting of all positive and negative evidence, management concluded that it is

more likely than not that the Company will not be able to realize any portion of the deferred tax asset and a full valuation allowance was established.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law. Among the provisions, the Act reduces the Federal statutory corporate income tax rate from 35% to 21%. As of December 31, 2017, the Company revalued its deferred tax assets and liabilities related to its US operations to reflect the new lower rate without impact on our provision for income taxes as all deferred assets have a 100% valuation allowance.

At December 31, 2017, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2017, the years 2013 through 2017 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2017, the years 2015 through 2017 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

9. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2017, the Company had net capital, as defined, of $11,148,068, which was $10,898,068 in excess of its required net capital of $250,000.

10. Clearance Agreements and Guarantees

Under the terms of the Agreement with Pershing LLC, the Clearing Broker clears and executes the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. During 2017, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Clearing Broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2017, the Company did not pay any amounts related to these guarantees.

11. Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The volatility in prices and declines in value of Puerto Rico municipal bonds and closed-end investment companies (that invest primarily in Puerto Rico municipal bonds) since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has outstanding customer complaints and is named as a respondent (among other broker-dealers) in 245 arbitration proceedings with aggregate claimed damages of approximately $233 million, including 14 cases with co-defendants. At December 31, 2017, the Company has recognized an accrual amounting to $50,135,918 related to potential losses as a result of unfavorable outcomes regarding such arbitration proceedings. The proceedings are in their early stages and it is the view of management and legal counsel that the Company has meritorious defenses to the claims asserted.

In May 2017, Puerto Rico petitioned under Title III of PROMESA. This event added additional uncertainty into the Puerto Rican bond market causing prices to decline. This is in addition to the government default earlier in the year, which stopped monthly interest payments to many bondholders. The resulting impact on bondholder's cash flow added further to customer's frustration with their investment performance.

In September 2017, Hurricane Maria had a devastating impact on the island. The S&P Puerto Rico MUNI index declined by over 20% following the hurricane. This further impacted our customers and increased the uncertainty around future claims. Customer losses increased as a result of these events.

The Company has determined that an unfavorable outcome is reasonably possible, however the amount of the possible loss cannot be reasonably estimated due to uncertainty on the amount of additional claims and the probability of unfavorable outcome. The uncertainty relates primarily to the inability to obtain accurate prices for the closed end funds and to determine accurate losses for ex-customers.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

On September 12, 2016, a putative shareholder derivative action and class action complaint was filed in the Court of First Instance of the Commonwealth of Puerto Rico (now removed to the Federal District Court of the District in Puerto Rico) against Banco Santander S.A., Santander BanCorp, Banco Santander Puerto Rico, Santander Securities LLC, Santander Asset Management and several directors, alleging breaches of fiduciary duty, breach of contract, and breaches of the duty of good faith. On October 12, 2017, a second putative class action was filed in Federal District Court of the District of Puerto Rico against SSLLC asserting federal securities and common law claims and allegation similar to the first class action. While both actions are at an early stage of litigation and the outcome is currently not determinable, management does not expect that the ultimate outcome of these matters will have a material adverse effect on SSLLC's financial position or result in a material adverse change in net assets.

12. Commitments

The Company leases office space under two operating lease agreements, which expire in December 2018 and December 2024, respectively. Rent expense charged to operations related to these leases amounted to $733,099 in 2017. The future minimum lease payments at December 31, 2017 under the noncancelable operating lease that expire in December 2024, are as follows:

	Minimum Payments
December 31,	
2018	$ 364,716
2019	364,716
2020	364,716
2021	364,716
2022	364,716
Thereafter	729,432
	$ 2,553,012

13. Employee Benefit Plan

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in 2017. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in 2017 of $203,688. The Company's contribution becomes 100% vested once the employee attains one year of service.

14. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2017 through February 22, 2018, the date the financial statements were issued. Management has determined that there were no events in this period that required disclosure in or an adjustment to the accompanying financial statements.

pwc

Supplemental Schedules

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 — Schedule I

December 31, 2017

Computation of Net Capital	
Total member's equity from statement of financial position	$ 18,835,938
Total member's investment qualified for net capital	18,835,938
Deductions and/or charges	
Total nonallowable assets	7,670,005
Other deductions and/or credits	17,865
Total deductions and/or charges	7,687,870
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	11,148,068
Net capital	$ 11,148,068
Net capital requirement	$ 250,000
Net capital	11,148,068
Excess net capital	$ 10,898,068
Nonallowable assets	
Securities and other investments not readily marketable	$ 500,000
Employee advances	3,292,528
Furniture, equipment, and leasehold improvements	484,468
Prepaid expenses	2,767,215
Receivable and other assets	625,793
Total nonallowable assets	$ 7,670,005

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission.

Note: There are no material differences between the preceding audited computation of net capital and the amended FOCUS filed on February 22, 2018 corresponding schedules in the Company's December 31, 2017, Form X-17A-5, Part II-A filing.

Santander Securities LLC

(A wholly owned subsidiary of Santander Holdings USA, Inc.)

Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2017

Schedule II

Santander Securities LLC has entered into a clearing agreement (the "Agreement") with Pershing LLC ("Pershing"). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragragh (k)(2)(ii) of the Rule.

pwc

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

We have reviewed Santander Securities LLC's (the "Company") assertions, included in the accompanying Santander Securities LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2018

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2019
Stamp E299576 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Santander Securities LLC's Exemption Report

Santander Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

Santander Securities, LLC

I, Jonathan Snyder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer
February 22, 2018